                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ________________


                                  SCHEDULE 13D
                                 (RULE 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         Mission Resources Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  079895 20 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Tim J. Goff
                           One Riverway, Suite 1600
                             Houston, Texas  77056

                                (713) 622-0016
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 May 16, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 17 Pages)

-------------------------------------------------------------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO. 079895 20 7                                    PAGE 2 OF 17 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      BER PARTNERSHIP L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             26,457
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          26,457
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      26,457
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO. 079895 20 7                                    PAGE 3 OF 17 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      BOC OPERATING CORPORATION
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             15,782
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          15,782
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      15,782
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO. 079895 20 7                                    PAGE 4 OF 17 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      TJG INVESTMENTS I LTD.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             311,550
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          311,550
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      311,550
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO. 079895 20 7                                    PAGE 5 OF 17 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      GOFF MAGNOLIA PARTNERS LTD.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             547,668
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          547,668
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      547,668
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO. 079895 20 7                                    PAGE 6 OF 17 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      TIM J. GOFF
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             826,435
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          826,435
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      826,435
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

Item 1.  Security and Issuer

     This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Mission Resources Corporation, a Delaware corporation (the "Issuer"). The Issuer has its principal executive offices at 1331 Lamar, Suite 1455, Houston, Texas 77002.

Item 2.  Identity and Background

     BER Partnership L.P., a Texas limited partnership ("BER"), BOC Operating Corporation, a Texas corporation ("BOC"), TJG Investments I Ltd., a Texas limited partnership ("TJG Ltd."), Goff Magnolia Partners Ltd., a Texas limited partnership ("Magnolia") and Tim J. Goff (all of the foregoing collectively, the "Reporting Persons" and individually, the "Reporting Person") are jointly filing this Schedule 13D. A copy of the agreement among the Reporting Persons with respect to their joint filing of this statement is attached hereto as Exhibit 1.

     BER's principal business address and office is located at One Riverway, Suite 1600, Houston, Texas 77056. The principal business of BER is the acquisition, development and exploration of oil and gas properties. The sole general partner of BER is BOC.

     BOC's principal business address and office is located at One Riverway, Suite 1600, Houston, Texas 77056. The principal business of BOC is to act as the sole general partner of BER. Mr. Goff is the sole director, officer and shareholder of BOC.

     TJG Ltd.'s business address and office is located at One Riverway, Suite 1600, Houston, Texas 77056. The principal business of TJG Ltd. is the business of investments. The sole general partner of TJG Ltd. is TJG Investments G.P. LLC, a Texas limited liability company ("TJG LLC"). Mr. Goff is the sole member of TJG LLC.

     Magnolia's principal business address and office is located at One Riverway, Suite 1600, Houston, Texas 77056. The principal business of Magnolia is the business of investments. The general partners of Magnolia are Mr. Goff and Gina J. Goff.

     Mr. Goff is a resident of Harris County, Texas, and a citizen of the United States of America. His principal business address and office is located at One Riverway, Suite 1600, Houston, Texas 77056. Mr. Goff's principal occupation is his occupation as general partner of Magnolia, sole member of TJG LLC, and sole director, officer and shareholder of BOC.

     Ms. Goff is a resident of Harris County, Texas, and a citizen of the United States of America. Her principal business address is 3425 University Boulevard, Houston, Texas 77005. Ms. Goff's principal occupation is her occupation as general partner of Magnolia.

     During the last five years, none of the Reporting Persons, nor Ms. Goff, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Considerations

     On January 24, 2001, Bargo Energy Company, a Texas general partnership ("Bargo") and Bellwether Exploration Company, a Delaware corporation ("Bellwether"), entered into the Agreement and Plan of Merger (the "Merger Agreement"). On May 16, 2001, pursuant to the Merger Agreement, Bargo merged with and into Bellwether, which was the surviving corporation (the "Merger"). Immediately upon consummation of the Merger, Bellwether changed its name to Mission Resources Corporation. The Reporting Persons received their shares of Common Stock as a result of the Merger. Pursuant to the Merger, the holders of the common stock, par value $.01 per share, of Bargo ("Bargo Common Stock"), that was issued and outstanding immediately prior to the effective time of the Merger, received for each share of Bargo Common Stock (i) $0.45 in cash and (ii)
0.0958 shares of Common Stock.

     On May 16, 2001, BER received 15,782 shares of Common Stock as a result of the Merger.

     On May 16, 2001, BOC received 26,457 shares of Common Stock as a result of the Merger.

     On May 16, 2001, TJG Ltd. received 311,550 shares of Common Stock as a result of the Merger.

     On May 16, 2001, Magnolia received 547,668 shares of Common Stock as a result of the Merger.

     On May 16, 2001, Mr. Goff received 806,435 shares of Common Stock as a result of the Merger.

Item 4.  Purpose of the Transaction

     The Reporting Persons received their shares of Common Stock as a result of the conversion of their shares of Bargo Common Stock under the Merger. The Merger is more fully described in a Registration Statement on Form S-4 filed by Bellwether with the Securities and Exchange Commission ("SEC") on February 2, 2001 (the "S-4"), as amended by Amendment No. 1 to the S-4, filed by Bellwether with the SEC on March 19, 2001, Amendment No. 2 to the S-4, filed by Bellwether with the SEC on April 6, 2001, Amendment No. 3 to the S-4, filed by Bellwether with the SEC on April 18, 2001, and Amendment No. 4 to the S-4, filed by Bellwether with the SEC on April 24, 2001, with respect to the merger transaction.

     Pursuant to the Merger Agreement, Mr. Goff was designated to be a member of the Issuer's board of directors. As consideration for his service on the board of directors, on May 16, 2001, Mr. Goff received options to purchase 20,000 shares of the Issuer's common stock.

     Except as otherwise described in this Item 4, none of the Reporting Persons or Ms. Goff have formulated any plans or proposals which relate to or would result in any of the events or transactions described in Item 4(a) through (j) of the General Instructions to Schedule 13D under the Securities Exchange Act of 1934, as amended, although each Reporting Person, and Ms. Goff, reserves the right to formulate such plans or proposals in the future.

Item 5. Interest in Securities of the Issuer

     (a) The Reporting Persons, and Ms. Goff, may be deemed to beneficially own in the aggregate 1,727,892 shares of Common Stock, representing approximately 7.3% of the outstanding shares of Common Stock (based on 23,816,736 shares of Common Stock outstanding as of May 22, 2001). The following table sets forth the number of shares of Common Stock directly owned by each of the Reporting Persons, and Ms. Goff, and the percentage of the Common Stock outstanding that such ownership represents.

                             Percentage of                   Number of
Holder                     Outstanding Shares               Shares Held
------------------------------------------------------------------------
BOC                               0.1%                         15,782
BER                               0.1%                         26,457
TJG Ltd.                          1.3%                        311,550
Magnolia                          2.3%                        547,668
Mr. Goff                          3.5%                        826,435*
Ms. Goff                            0%                              0
                             -------------------------------------------
                                  7.3%                      1,727,892
___________
*  Includes options to purchase 20,000 shares of Common Stock

     (b) Mr. Goff has sole power to vote, dispose of, or direct the voting or disposal of the shares of Common Stock owned by him. By reason of his position as sole director, officer and shareholder of BOC, Mr. Goff has the shared power to vote, dispose of, or direct the voting or disposal of the shares of Common Stock owned by BOC. Also by reason of his position as sole director, officer and shareholder of BOC, which is the general partner of BEC, Mr. Goff has the shared power to vote, dispose of, or direct the voting or disposal of the shares of Common Stock owned by BEC. By reason of his position as sole member of TJG LLC, which is the sole general partner of TJG Ltd., Mr. Goff has the shared power to vote, dispose of, or direct the voting or disposal of the shares of Common Stock owned by TJG Ltd. By reason of their general partner interests in Magnolia, Mr. and Ms. Goff have the shared power to vote, dispose of, or direct the voting or disposal of the shares of Common Stock owned by Magnolia.

     (c) The only transactions in any securities of the Issuer that were effected during the past sixty days by the Reporting Persons, or Ms. Goff, were the following:

         . On May 16, 2001, Mr. Goff was granted options to purchase 20,000 shares of Common Stock.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     See Item 4 regarding the Merger Agreement. In addition, in connection with the Merger, TJG Ltd., BOC, Mr. Goff and several other parties entered into the Second Amendment to Registration Rights Agreement dated March 16, 2001, which amends the Registration Rights Agreement dated as of August 14, 1998, as amended by the First Amendment to Registration Rights Agreement dated December 15, 1998 (the Registration Rights Agreement, as amended by the First Amendment to Registration Rights Agreement and the Second Amendment to Registration Rights Agreement, is the "Registration Rights Agreement," and the Second Amendment to Registration Rights Agreement is the "Amendment"). The Registration Rights Agreement allows holders of not less than 20% of the registrable securities, upon the expiration of a one-year period commencing on the date of the Amendment, the right to request registration of their registrable securities under the Securities Act of 1933, as amended. In addition, the Registration Rights Agreement requires the Issuer, in the event that it proposes to register any of its securities under certain circumstances, to include in such registration statement the registrable securities held by the holders.

Item 7.  Material to be Filed as Exhibits.

     Exhibit 1. Joint Filing Agreement among BER, BOC, TJG Ltd., Magnolia and Mr. Goff.

     Exhibit 2. Agreement and Plan of Merger dated as of January 24, 2001 by and between Bargo and Bellwether (incorporated herein by reference to Bellwether's current report on Form 8-K, filed on January 25, 2001).

     Exhibit 3. Registration Rights Agreement, dated August 14, 1998, between Future Petroleum Corporation and Bargo Energy Resources, Ltd. (incorporated herein by reference to Exhibit 10.1 to Future Petroleum Corporation's Quarterly Report on 10-QSB for the period ended June 30, 1998, as amended by First Amendment to Registration Rights Agreement, dated December 15, 1998, by and among Future Petroleum Corporation, Bargo Energy Resources, Ltd., Bargo Energy Company, Bargo Operating Company, Inc., TJG LLC, Inc., Thomas D. Barrow, Tim J. Goff, James E. Sowell, Energy Capital Investment Company PLC, EnCap Equity 1994 Limited Partnership, B. Carl Price, and Don William Reynolds (incorporated herein by reference to Exhibit 99.8 to Future Petroleum Corporation's Report on Form 8-K filed on December 30, 1998), and Second Amendment to Registration Rights Agreement,* dated March 16, 2001, by and among Bargo, TJG Ltd., BOC, Barrow Investments Ltd., Tim J. Goff, Thomas D. Barrow and James E. Sowell.
_____________
* Filed herewith.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 29, 2001              BER PARTNERSHIP L.P.

                                  By: /s/ Tim J. Goff
                                      -----------------------------------------
                                      Tim J. Goff, Sole Director, Officer and
                                      Shareholder of BOC Operating Corporation,
                                      its Sole General Partner

Dated:  May 29, 2001              BOC OPERATING CORPORATION

                                  By: /s/ Tim J. Goff
                                      -----------------------------------------
                                      Tim J. Goff, Sole Director, Officer and
                                      Shareholder

Dated:  May 29, 2001              TJG INVESTMENTS I LTD.

                                  By: /s/ Tim J. Goff
                                      -----------------------------------------
                                      Tim J. Goff, Sole Member of TJG
                                      Investments G.P. LLC, its Sole
                                      General Partner

Dated:  May 29, 2001              GOFF MAGNOLIA PARTNERS LTD.

                                  By: /s/ Tim J. Goff
                                      -----------------------------------------
                                      Tim J. Goff, General Partner

Dated:  May 29, 2001                  /s/ Tim J. Goff
                                      -----------------------------------------
                                      Tim J. Goff

                                   EXHIBIT 1

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the Statement on Schedule 13D filed herewith, relating to the common stock, $.01 par value, of Mission Resources Corporation, is being filed jointly with the Securities Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

     IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement.

Dated:  May 29, 2001              BER PARTNERSHIP L.P.

                                  By: /s/ Tim J. Goff
                                      -----------------------------------------
                                      Tim J. Goff, Sole Director, Officer and
                                      Shareholder of BOC Operating Corporation,
                                      its Sole General Partner

Dated:  May 29, 2001              BOC OPERATING CORPORATION

                                  By: /s/ Tim J. Goff
                                      -----------------------------------------
                                      Tim J. Goff, Sole Director, Officer and
                                      Shareholder

Dated:  May 29, 2001              TJG INVESTMENTS I LTD.

                                  By: /s/ Tim J. Goff
                                      -----------------------------------------
                                      Tim J. Goff, Sole Member of TJG
                                      Investments G.P. LLC, its Sole
                                      General Partner

Dated:  May 29, 2001              GOFF MAGNOLIA PARTNERS LTD.

                                  By: /s/ Tim J. Goff
                                      -----------------------------------------
                                      Tim J. Goff, General Partner

Dated:  May 29, 2001                  /s/ Tim J. Goff
                                      -----------------------------------------
                                      Tim J. Goff